October 19, 2006

Via Overnight Mail and EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:	Jenn Do, Staff Accountant

Re:	Pacific Sands, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2005
Forms 10-QSB for the Fiscal Quarters Ended December 31, 2005
March 31, 2006 and June 30, 2006
File No. 000-29483

Dear Ms. Do:

Enclosed herewith are two copies of the revised Forms 10-KSB and 10-KSQ referenced above, with changes marked for your convenience. To facilitate your review of the revised Forms, we will respond to each of the comments contained in the comment letter dated July 11, 2006 provided to prior counsel, Elizabeth Lehrer. Each comment number below corresponds to the numbered paragraphs in said comment letter.

Comment 1:	Form 10-KSB for the year ended June 30, 2005 - General

We note your response to prior comment 1 which indicated that you did not have formalized controls and procedures in place at the time your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for quarter ended December 31, 2005 were filed. Based on your response it appears as if any controls that were in place, as of the end of the periods covered by the reports, were ineffective. Please amend your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for quarter ended December 31, 2005 to provide Item 8A and Item 3 disclosures which discuss the matters identified in your response and how you determined your disclosure controls and procedures were either effective or ineffective in light of the identified matters.

Response:
We have revised the Form 10-KSB for the period ended June 30, 2005 and the Form 10-QSB for the period ended December 31, 2005 to include Item 8A and Item 3 disclosures and to discuss the matters identified in the Company’s prior response, as well as the determination that disclosure controls and procedures were either effective or ineffective in light of such matters.

Ms. Jenn Do
October 19, 2006

Comment 2:
We further note that you have filed your Form 10-QSB for the quarter ended March 31, 2006 and concluded that your disclosure controls and procedures were effective. Considering your disclosure controls and procedures for the fiscal year ended June 30, 2005 and quarter ended December 31, 2005 appear to be ineffective, tell us and amend your Form 10-QSB for the quarter ended March 31, 2006 to disclose what enhancements or changes were made in order for management to determine that disclosure controls and procedures are now effective.

Response:
We have revised the Form 10-QSB for the period ended March 31, 2006 to include Item 8A and Item 3 disclosures and to disclose what enhancements or changes were made in order for management to determine that disclosure controls and procedures are now effective.

Comment 3.
We note your response to prior comment 2. Please amend your Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005 to provide the appropriate management certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Response:
We have amended Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005 to provide the appropriate management certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Conclusion

We believe we have addressed each of your comments; however, if you have any additional questions or need any additional information, please contact me immediately.

We are providing a copy of this response to Branch Chief, Nili Shah, and to Melissa Rocha, Senior Staff Accountant.

Very truly yours,

RIECK AND CROTTY, P.C.

Ronald P. Duplack
RPD/sw